Room 4561

August 15, 2006

Andrew J. Kandalepas
President and Chief Executive Officer
Dauphin Technology, Inc.
1014 East Algonquin Road, Suite 111
Schaumburg, Illinois 60173

Re: Dauphin Technology, Inc.
Revised Preliminary Information Statement on Schedule 14C filed August 8, 2006
File No. 0-52091

Dear Mr. Kandalepas:

      We have conducted a limited review of your revised preliminary information statement and response letter filed August 8, 2006 and have the following comments.

<u>Revised Preliminary Information Statement on Schedule 14C</u>

1.   Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and related disclosures with respect to you and Geovax. Please update your financial information.

2.   We note your response and revised disclosure with respect to comment 3 of our letter dated July 28, 2006. Please provide us an analysis with respect to whether your obtaining of the consents from such shareholders constituted a solicitation subject to the requirements of Section 14 of the Exchange Act and the rules promulgated thereunder or otherwise whether an exemption from such requirements was available.

<u>Security Ownership of Certain Beneficial Owners and Management, page 61</u>

3.   Your response to comment 3 of our letter dated July 28, 2006 discloses significant share ownership by holders of your preferred stock. Please note that Item 403 of Regulation S-K requires disclosure with respect to any class of your voting securities. Accordingly, please revise your disclosure here to include your outstanding shares of preferred stock.

*   *   *   *

As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        A.O. Headman, Jr., Esq.
        Cohne, Rappaport & Segal
        257 East 200 South, Suite 700
        Salt Lake City, Utah 84111
        Telephone: (801) 532-2666
        Facsimile: (801) 355-1813